SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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NEWS RELEASE

PRESS/ANALYST CONTACTS:
AMD
Mike Haase, Investor Relations
(408) 749-3124
mike.haase@amd.com

Dave Kroll, Public Relations
(408) 749-3310
ave.kroll@amd.com

ATI
Zev Korman, Investor Relations
(905) 882-2600 x3670
zev@ati.com

Dave Erskine, Public Relations
(905) 882-2600 x8477
derskine@ati.com

AMD AND ATI ANNOUNCE MERGER CONTROL CLEARANCES IN
CONNECTION WITH PROPOSED ACQUISITION

SUNNYVALE, CALIF. and MARKHAM, ONTARIO — Sept. 6, 2006 — Advanced Micro Devices, Inc. (NYSE: AMD) and ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed acquisition of ATI by AMD, has expired. In addition, the Commissioner of Competition issued an advance ruling certificate in connection with the proposed acquisition under the Canadian Competition Act, and the German Federal Cartel Office likewise has cleared the transaction. As a result, the conditions to the acquisition relating to U.S., Canadian and German antitrust approvals are now satisfied.

The proposed acquisition was announced on July 24, 2006 and remains subject to the approval of ATI shareholders, court approval of the plan of arrangement, and certain other regulatory approvals, including approval by the Minister of Industry under the Investment Canada Act and prior clearance under competition laws in Taiwan, as well as other customary closing conditions. The transaction is expected to be completed during ATI’s first quarter of fiscal 2007, which ends November 30, 2006.

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A special meeting of ATI shareholders to approve the transaction is scheduled to be held on October 13, 2006 in Toronto. A court hearing to confirm, among other things, the mechanics of the mailing of the Notice of Special Meeting and Management Information Circular, and the meeting date, has been scheduled for September 13, 2006.

“We are pleased to pass through the HSR waiting period and receive clearance from the Canadian Competition Bureau and the German Federal Cartel Office,” said AMD Chairman and CEO Hector Ruiz. “We look forward to the October 13th ATI shareholder vote and additional regulatory approvals, and to merging the companies to drive growth, innovation and choice for our customers, partners and the industry.”

“Our integration planning is underway and the more closely we get to know the team at AMD, the more excited we are about the opportunities and potential for the combined organization and our customers once the deal is completed,” said David Orton, President and Chief Executive Officer of ATI.

About AMD

Advanced Micro Devices (NYSE: AMD) is a leading global provider of innovative microprocessor solutions for computing, communications and consumer electronics markets. Founded in 1969, AMD is dedicated to delivering superior computing solutions based on customer needs that empower users worldwide. For more information visit www.amd.com.

About ATI

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.2 billion, ATI has approximately 4,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

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Safe Harbor Statement

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are commonly identified by words such as “proposed,” “would,” “may,”“will,” “expects,” “expected,” and other terms with similar meaning.  Forward-looking statements are based on current beliefs, assumptions and expectations and speak only as of the date of this release and involve risks and uncertainties that could cause actual results of AMD, ATI or the combined company to differ materially from current expectations. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: delays in obtaining regulatory approvals; failure to obtain approval of ATI shareholders or the court of the Plan of Arrangement; actions that may be taken by the competitors, customers and suppliers of AMD or ATI that may cause the transaction to be delayed or not completed; revenue, cost savings, growth prospects and any or other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected; the transaction may not be accretive as expected; AMD or the combined company may not achieve any year-end or longer-term targeted gross margins, research and development expenses, selling, general or administrative expenses, operating margins, capital structure or debt-to-capitalization ratio; AMD or the combined company may require additional capital and may not be able to raise sufficient capital, on favorable terms or at all; delays associated with integrating the companies, including employees and operations, after the transaction is completed; the possible impairment of goodwill and other long-lived assets resulting from the transaction and the resulting impact on the combined company’s assets and earnings; unexpected variations in market growth and demand for the combined company’s products and technologies; rapid and frequent technology changes in the computing and consumer electronics segments; potential constraints on the ability to develop, launch and ramp new products on a timely basis; research and development costs associated with the development of new products and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the management information circular to be mailed to ATI’s shareholders and in AMD and ATI’s filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the section entitled “Risk Factors” in AMD’ s Form 10-Q for the fiscal quarter ended July 2, 2006 and the section entitled “Risks and Uncertainties” in Exhibit 1 to ATI’s Form 40-F for the fiscal year ended August 31, 2005.  Please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in ATI’s 2005 Annual Information Form and the Risks and Uncertainties section of ATI’s annual MD&A on page 30 of ATI’s 2005 Annual report filed on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

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Additional Information

In connection with the proposed transaction, ATI intends to file a management information circular with the Canadian securities regulatory authorities. Investors and security holders are urged to read the management information circular when it becomes available because it will contain important information about AMD, ATI and the transaction. Investors and security holders may obtain the management information circular free of charge on SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com as well as on the SEC’s website located at http://www.sec.gov. Investors and security holders may obtain any documents relating to the transaction filed by AMD with the SEC free of charge at the SEC’s website located at http://www.sec.gov and filed by ATI on SEDAR at http://www.sedar.com.

©2006 Advanced Micro Devices, Inc. and ATI Technologies Inc. All rights reserved. AMD, the AMD Arrow logo, and combinations thereof, are trademarks of Advanced Micro Devices, Inc. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc.

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For more information, please contact:
Dave Erskine, Corporate PR
905-882-2600 ext. 8477 or derskine@ati.com

ATI Announces Preliminary Revenue Estimate for Fourth Quarter

MARKHAM, Ontario – September 6, 2006 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced that consolidated revenue for the fourth quarter of fiscal 2006 is currently expected to be approximately $520 million(1). This is below the low end of the revenue range provided on June 29, 2006, before the announcement of the acquisition agreement with Advanced Micro Devices, Inc. (NYSE: AMD).

The anticipated revenue shortfall is due primarily to lower sales volumes of integrated chipsets for Intel-based platforms. In addition, handheld revenue was lower than expected, reflecting a supply chain adjustment by one of ATI’s major customers. We believe this adjustment is temporary in nature and should not have a long-term impact on revenue.

“While we anticipated a decline in future Intel-based chipset business following the announcement of the acquisition agreement with AMD, the decrease occurred much sooner than we expected,” said Dave Orton, CEO of ATI Technologies Inc.  “Our other product lines are quite healthy and the response to our recent handheld, digital TV and GPU product announcements has been extremely positive from both customers and from the overall market.”

Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business, and may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions. These “forward-looking” statements are based on current expectations and entail various risks and uncertainties.

This news release contains forward-looking statements about ATI’s objectives, strategies, financial condition and results. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2005 Annual Information Form and 2005 Annual Report filed on SEDAR at http://www.sedar.com. Our Form 40-F and other filings we make with the U.S. Securities and Exchange Commission are available on EDGAR at www.sec.gov.

__________________________________

(1) All dollar amounts are in U.S. dollars unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

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ATI Announces Preliminary Revenue Estimate for Fourth Quarter

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.22 billion, ATI has more than 4,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2006 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice. For media or industry analyst support, visit our Web site at http://www.ati.com.

For investor relations support, please contact:
Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at (905) 882-2600, ext. 3670 or zev@ati.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: September 7, 2006	By:	/s/ Patrick Crowley Name: Patrick Crowley Title: Senior Vice President, Finance and Chief Financial Officer

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